EXHIBIT 99.2

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 – Security and Reporting Issuer

1.1 State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to common shares (“WonderFi Shares”) of WonderFi Technologies Inc. (“WonderFi”). WonderFi’s head office is located at 341-110 Cumberland St., Toronto, ON, M5V 3V5.

1.2 State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. The requirement to file this report was triggered by an issuance of WonderFi Shares by WonderFi from treasury.

Item 2 – Identity of the Acquiror

2.1 State the name and address of the acquiror.

The acquiror is Mogo Inc. (“Mogo”), indirectly through its wholly-owned subsidiary, Mogo Financial Inc. (“Mogo Financial”). Mogo’s address is 516-409 Granville St, Vancouver, BC, V6C 1T2.

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On July 7, 2023, Mogo received 86,962,639 WonderFi Shares as consideration for the acquisition by WonderFi of all of the common shares of Coinsquare Ltd. (“Coinsquare”) pursuant to a plan of arrangement among WonderFi and Coinsquare (the “Arrangement”) implemented in connection with the business combination involving WonderFi, Coinsquare and CoinSmart Financial Inc. (“CoinSmart”).

2.3 State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1 State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

See item 2.2. Prior to the Arrangement, Mogo did not have beneficial ownership of, or control or direction over, any securities of WonderFi, but owned 12,518,473 common shares of Coinsquare which were subsequently acquired by WonderFi pursuant to the Arrangement.

Pursuant to the Arrangement, Mogo acquired, and currently holds, beneficial ownership of, indirectly through Mogo Financial, and exercises control and direction over, 86,962,639 WonderFi Shares, representing approximately 13% of the WonderFi Shares issued and outstanding as of August 11, 2023 (as disclosed in WonderFi’s August 11, 2023 management’s discussion and analysis) on a non-diluted basis.

- 1 -

3.2 State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

See Item 2.2 and Item 3.1.

3.3 If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4 State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 2.2 and Item 3.1.

3.5 State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a) the acquiror, either alone or together with any joint actors, has ownership and control,

(b) the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

(c) the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Pursuant to the Arrangement, Mogo acquired beneficial ownership of, indirectly through Mogo Financial, and exercises control and direction over, 86,962,639 WonderFi Shares, representing approximately 13% of the WonderFi Shares issued and outstanding as of August 11, 2023 (as disclosed in WonderFi’s August 11, 2023 management’s discussion and analysis) on a non-diluted basis.

3.6 If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7 If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

- 2 -

3.8 If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1 State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The WonderFi Shares acquired by Mogo were issued to Mogo as consideration for the acquisition by WonderFi of common shares of Coinsquare held by Mogo pursuant to the Arrangement.

4.2 In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 2.2 and Item 4.1.

4.3 If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See Item 2.2 and Item 4.1.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following: (a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer; (b) a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries; (d) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board; (e) a material change in the present capitalization or dividend policy of the reporting issuer; (f) a material change in the reporting issuer’s business or corporate structure; (g) a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company; (h) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace; (i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada; (j) a solicitation of proxies from securityholders; and (k) an action similar to any of those enumerated above.

See Item 3.1 and Item 6. Mogo is holding the WonderFi Shares for investment purposes and may, depending on market and other conditions, and subject to the agreements and commitments described under Item 6 below, increase or decrease its beneficial ownership, control or direction over WonderFi Shares or other securities of WonderFi through market transactions, private agreements, treasury issuances, exercise of options, convertible securities or otherwise. Subject to the agreements and commitments described under Item 6 below, in the ordinary course of managing its investment in the WonderFi Shares, Mogo may continue to engage with the board and management of WonderFi from time to time on various matters, including but not limited to WonderFi’s business, strategy, board and management.

- 3 -

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

The WonderFi Shares are currently or will be pledged to DB FSLF 50 LLC (“DB FSLF”) pursuant to a Pledge and Security Agreement between Mogo and DB FSLF dated as of June 21, 2019 pursuant to which DB FSLF may, in certain circumstances, exercise certain enforcement rights, including taking control of and exercising the voting rights of, the WonderFi Shares.

Pursuant to an investor rights agreement (the “IRA”) between Mogo and WonderFi and a voting agreement (the "Voting Agreement") among Mogo, WonderFi and certain shareholders of WonderFi, Coinsquare and CoinSmart, until the later of: (i) April 2, 2025, and (ii) the second annual general meeting of WonderFi following the effective date at which directors are elected to the WonderFi board of directors ("WonderFi Board"), subject to the terms of the IRA and the Voting Agreement, Mogo is required to vote its WonderFi Shares in favour of the size of the WonderFi Board being set at and remaining at nine (9) directors and in favour of certain director nominees to the WonderFi Board. Mogo is entitled to one nominee for election to the WonderFi Board. Copies of the IRA and the Voting Agreement are available under WonderFi’s SEDAR+ profile at www.sedarplus.ca.

The WonderFi Shares received by Mogo pursuant to the Arrangement are subject to escrow and shall be released as follows: (i) 33% of such WonderFi Shares released on January 6, 2024, (ii) 33% of such WonderFi Shares released on July 7, 2024, and (iii) the balance of such WonderFi Shares released on January 6, 2025, in each case subject to certain early release conditions.

Item 7 – Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

- 4 -

Item 9 – Certification

Certificate

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: August 25, 2023

MOGO INC.
By	(Signed) Greg Feller
Name: Greg Feller
Title: President and Chief Financial Officer

- 5 -